Exhibit (d.9)

Exhibit A

Fund and Sub-Advisory Fees

Fund	Sub-Advisory Fee

iShares Emerging Markets Local Currency Bond Fund

iShares Global ex USD High Yield Corporate Bond Fund

iShares Global High Yield Corporate Bond Fund

iShares Global Inflation-Linked Bond Fund

iShares International Inflation-Linked Bond Fund

iShares S&P/Citigroup 1-3 Year International Treasury Bond Fund

iShares S&P/Citigroup International Treasury Bond Fund

iShares S&P International Preferred Stock Index Fund

As set forth below

Fees:

Pursuant to Clause 9, Adviser shall pay to Sub-Adviser a fee calculated as follows:

(a) to the extent the Sub-Adviser is providing services solely relating to trading, an amount equal to the actual pre-tax sums incurred by Sub-Adviser in connection with the performance or provision of the Services under this Agreement together with an additional sum equal to 10% of such actual sums incurred with respect to the Portfolios.

(b) to the extent the Sub-adviser is providing services relating to portfolio management and trading, an amount equal to twenty percent (20%) of fees net of any applicable expenses paid by the Adviser. Applicable expenses may include, but are not limited to, rebates, waivers, retrocessions, distribution related costs, and fund related expenses and index license fees and other costs incurred by the Adviser.

Fees shall be paid no less than quarterly, and shall be paid exclusive of any Value Added Tax (VAT), which shall be charged separately to Adviser, if applicable.

Amended and Approved by the Board of Trustees of iShares Trust on June 20-21, 2012 and by the Board of Directors of iShares, Inc. on March 14-15, 2012.